UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 4)*

Pure Cycle Corporation

(Name of Issuer)

Common Stock, Par Value 1/3 of $0.01 Per Share

(Title of Class of Securities)

746228303

(CUSIP number)

PAR Capital Management, Inc.

Attention: Steven M. Smith

One International Place

Suite 2041

Boston, MA 02110

(617) 556-8990

 (Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 11, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box:  [   ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 (Continued on following pages)

(Page 1 of 8 Pages)

SCHEDULE 13D
CUSIP No. 746228303	Page 2 of 8 Pages

1)	NAME OF REPORTING PERSON

PAR Investment Partners, L.P.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
WC

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	5,982,970
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	5,982,970
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,982,970

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
29.61%

14)	TYPE OF REPORTING PERSON
PN

SCHEDULE 13D
CUSIP No. 746228303	Page 3 of 8 Pages

1)	NAME OF REPORTING PERSON

PAR Group, L.P.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
AF

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	5,982,970
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	5,982,970
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,982,970

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
29.61%

14)	TYPE OF REPORTING PERSON
PN

SCHEDULE 13D
CUSIP No. 746228303	Page 4 of 8 Pages

1)	NAME OF REPORTING PERSON

PAR Capital Management, Inc.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
AF

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	5,982,970
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	5,982,970
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,982,970

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
29.61%

14)	TYPE OF REPORTING PERSON
CO

Page 5 of 8 Pages

Item 1.    Security and Issuer.

This Amendment No. 4 to the Schedule 13D (“Schedule 13D”) is being filed with respect to shares of Common Stock, par value 1/3rd of $0.01 per share (the “Shares”), of Pure Cycle Corporation., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 8451 Delaware Street, Thornton, CO 80260.

Item 3.    Source and Amount of Funds or Other Consideration.

On September 29, 2010, PAR Investment Partners purchased a 10% Convertible Promissory Note from the Issuer in the amount of $5,200,000 (the “Promissory Note”). Shareholder approval of the conversion was obtained on January 11, 2011. At that time, the principal amount of the Promissory Note was converted into 1,982,099 shares of common stock of the Issuer.

Prior to the conversion of the Promissory Note, PAR Investment Partners held 4,000,871 Shares, which it had purchased for an aggregate of approximately $25,125,469 in the ordinary course of business.

Item 4.    Purpose of Transaction.

PAR Investment Partners acquired the Shares as investments in its ordinary course of business. In connection with the foregoing, and as may be appropriate from time to time, PAR Investment Partners will consider the feasibility and advisability of various alternative courses of action with respect to its investment in the Issuer, including, without limitation: (a) the acquisition or disposition by the Reporting Persons of additional Shares; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present board of directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) other material changes in the Issuer’s business or corporate structure; (g) changes in the Issuer’s articles of incorporation or bylaws or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above.  Except as described in the preceding paragraphs of this Item 4 of Schedule 13D, the Reporting Persons do not currently have any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of this paragraph.

The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law or other restrictions, at any time and from time to time, to acquire additional Shares, dispose of some or all of its Shares, in each case in open market or private transactions, block sales or otherwise, and review or reconsider its position, change its purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of the foregoing paragraph of this Item 4 of Schedule 13D) or formulate and implement plans or proposals with respect to any of the foregoing.  Except as set forth in this Schedule 13D, no contract, arrangement, relationship or understanding (either oral or written) exists among the Reporting Persons as to the acquisition, disposition, voting or holding of Shares.

The Reporting Persons intend to review its investment in the Issuer from time to time on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s stock in particular, as well as other developments.

On August 2, 2007, Mr. Arthur G. Epker, III, joined the Board of Directors of the Company. Mr. Epker is an employee of PAR Capital Management and has authority to trade the Shares on behalf of PAR Investment Partners.

Page 6 of 8 Pages

Item 5.     Interest in Securities of the Issuer.

(a) and (b)

As of January 11, 2011, PAR Investment Partners owned beneficially 5,982,970 shares representing approximately 29.61% of the shares of the Issuer’s Common Stock outstanding as reported in publicly available information.

As of January 11, 2011, PAR Group, through its control of PAR Investment Partners as general partner, had sole voting and dispositive power with respect to all 5,982,970 shares owned beneficially by PAR Investment Partners, representing approximately 29.61% of the shares of the Issuer's Common Stock outstanding as reported in publicly available information.

As of January 11, 2011, PAR Capital Management, through its control of PAR Group as general partner, had sole voting and dispositive power with respect to all 5,982,970 shares owned beneficially by PAR Investment Partners, representing approximately 29.61% of the shares of the Issuer's Common Stock outstanding as reported in publicly available information.

(c)

Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons that were effected during the past sixty days is set forth in Item 4 and incorporated herein by reference.

(d)

Not applicable.

(e)

Not applicable.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.     Material to be Filed as Exhibits.

(a)

Joint Filing Agreement among the Reporting Persons dated January 11, 2011 is filed as Exhibit 99.1 hereto.

Page 7 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the persons signing below certifies that the information set forth in this statement is true, complete and correct.

Date: January 19, 2011

PAR INVESTMENT PARTNERS

By: PAR Group, L.P., its General Partner

By: PAR Capital Management, Inc., its General Partner

By:: /s/ Steven M. Smith

Name: Steven M. Smith

Title: Chief Operating Officer

PAR GROUP, L.P.

By: PAR Capital Management, Inc., its General Partner

By: /s/ Steven M. Smith

Name: Steven M. Smith

Title: Chief Operating Officer

PAR CAPITAL MANAGEMENT, INC.

By: /s/ Steven M. Smith

Name: Steven M. Smith

Title: Chief Operating Officer

Page 8 of 8 Pages

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Joint Filing Agreement among the Reporting Persons dated January 11, 2011.